Annual General Meeting of Shareholders of Xylo Technologies Ltd.

Date: **October 30, 2024**

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

AGENDA

	For	Against	Abstain
1. Approval of the re-election of Ms. Kineret Tzedef to serve as a director of the Company;	☐	☐	☐
2. Approval of a new compensation policy for the Company's executive officers and directors; and	☐	☐	☐
3. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, our independent auditors for the year ending December 31, 2024, and its service until the next annual general meeting of shareholders to be held in 2025.	☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2).

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ______________ Please Date Above

____________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Xylo Technologies Ltd. to be Held on October 30, 2024 for Holders as of September 30, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on October 25, 2024

PROXY TABULATOR FOR
XYLO TECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Xylo Technologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on October 25, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Xylo Technologies Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 30, 2024** at the Company's **Annual General Meeting of Shareholders**, to be held on **October 30, 2024** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of the Company, HaNechoshet 10, Tel-Aviv, 6971072, Israel, or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED OWNER OF AMERICAN DEPOSITARY SHARES IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN "INTERESTED SHAREHOLDER") IN THE APPROVAL OF PROPOSAL 2 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE NOTIFY TALI DINAR, COMPANY'S CHIEF FINANCIAL OFFICER, AT C/O XYLO TECHNOLOGIES LTD., 10 HANECHOSHET STREET, TEL AVIV, ISRAEL, TELEPHONE: +972-3-689-9124 OR EMAIL TALID@XYLOTECH.AI.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN "INTERESTED SHAREHOLDER.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
XYLO TECHNOLOGIES LTD.
P.O. Box 8016
CARY, NC 27512-9903